Exhibit 99.1

Phoenix New Media Announces the Promotion of Ms. Xiaoyan Chi as Senior Vice President

BEIJING, January 25, 2018 - Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that Ms. Xiaoyan Chi has been promoted to Senior Vice President (“SVP”) of the Company, effective on Thursday, February 1, 2018. In her new role as SVP, Ms. Chi will be responsible for the Company’s advertising sales, marketing and branding activities, and auto channel development and report to Mr. Shuang Liu, Chief Executive Officer of the Company.

“We are very pleased to promote Ms. Chi to the SVP position in charge of our advertising related business.” said Mr. Shuang Liu, Chief Executive Officer of the Company. “Ms. Chi has deep understanding of our company’s strategy, extensive experience in the operations of Internet companies, and great insight in the advertising industry. Looking ahead, we are highly confident that Ms. Chi will lead our team to further expand ifeng’s brand influence and monetization capacity, and provide better advertising solutions to our clients.”

Prior to the promotion, Ms. Chi had served as the Company’s Vice President of advertising since 2016 and been a member of ifeng’s team providing branded advertising and marketing solutions to advertisers since 2009. Ms. Chi has more than 15 years of experience in media marketing and management. She is the co-founder of China Internet Advertising Summit and Online Advertising Competition and has extensive experience in branded communications and advertisement sales. Ms. Chi received an EMBA from Peking University and a bachelor’s degree from Beijing Technology and Business University.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Nicole Shan

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com